UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                         FORM 12B-25
                  NOTIFICATION OF LATE FILING

                       /X/ FORM 10-QSB

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED
ABOVE, IDENTIFY THE ITEM(S) TO WHICH NOTIFICATION RELATES:


                            Part I
                     Registrant Information

Full name of registrant:
Sonus Communication Holdings, Inc.

Address of principal executive office:
55 John Street, 2nd floor
New York, NY 10038

                            Part II
                    Rules 12-B25 (B) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/X/(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10 QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

/ /(c) The accountants statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                           Part III
                           Narrative

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, M-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to its close proximity to the World Trade Center disaster of September 11, 2001, operations of the Company were severely impacted for several weeks following the disaster. Among the several back-office functions that were impaired from this disaster, the accounting closing cycle for the quarter ended September 30, 2001 was also impacted. As a result of delays in the accounting close, the Company is unable to timely file its quarterly report on Form 10-QSB without unreasonable effort and expense.

The Company is unable to timely file its quarterly report on Form 10-QSB without unreasonable effort and expense, and seeks relief under Rule 12b-25(b) of the Securities Exchange Act of 1934. The Company intends to file its Form 10-QSB on or before the fifth day following the prescribed due date.

                            Part IV
                        Other information

(1) Name and telephone person to contact in regard to this notification:

Frank C. Szabo (212) 285-4300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/Yes / /No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: / /Yes /X/No


Sonus Communication Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2001

By: /s/ Frank C. Szabo
Chief Financial Officer